EB 3/17

04015679

ITED STATES
EXCHANGE COMMISSION
.igton, D.C. 20549

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CM 3.22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDAMERICA FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E. 20TH Street, Suite 10
(No. and Street)

Joplin (City) MO (State) 64804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young 417-623-9500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, P.C.
(Name – *if individual, state last, first, middle name*)

209A E. Green Meadows Rd (Address) Columbia (City) MO (State) 65203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. DC 181

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDAMERICA FINANCIAL SERVICE, INC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JAYMA L. LASSITER
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI, JASPER COUNTY
My Commission Expires 9-30-2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplimental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note H)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note I)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MidAmerica Financial Services, Inc.

December 31, 2003

MidAmerica Financial Services, Inc.

TABLE OF CONTENTS

December 31, 2003

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

We have audited the accompanying balance sheets of MidAmerica Financial Services, Inc. (an Iowa S-corporation) as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 9-11 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2004

BALANCE SHEET

	December 31 2003	December 31 2002
ASSETS		
CURRENT ASSETS		
Cash in bank	$ 3,185.98	$ 1,780.37
Accounts receivable - registered representatives	2,828.57	1,875.00
Commissions receivable	5,174.05	1,062.27
	11,188.60	4,717.64
OTHER ASSETS		
Brokerage account (unrestricted)--Note C	84.05	52.86
Brokerage account (restricted)--Note C	10,000.00	10,000.00
Prepaid insurance	0.00	240.03
Rent deposit	350.00	350.00
Due from MidAmerica Mortgage Center, Inc.--Note B	8,244.01	3,811.90
	18,678.06	14,454.79
PLANT AND EQUIPMENT		
Office furniture	6,618.33	6,086.33
Less accumulated depreciation	3,165.00	1,900.00
	3,453.33	4,186.33
	$33,319.99	$23,358.76
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,474.13	$ 242.21
Commissions payable	3,584.65	661.47
	5,058.78	903.68
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000 shares authorized, 100 shares issued	100.00	100.00
Paid in capital	16,900.00	16,900.00
Retained earnings	11,261.21	5,455.08
	28,261.21	22,455.08
	$33,319.99	$23,358.76

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF INCOME

	Year Ended December 31 2003	2002
Sales		
Commissions received	$77,725.58	$96,920.93
Registered representative income	16,382.41	18,032.76
Other income	17,497.80	9,018.94
Independent advisor supervisory income	2,449.50	1,800.00
Consulting income	1,775.00	2,937.50
TOTAL SALES	115,830.29	128,710.13
Cost of Sales		
Commissions paid	41,222.45	68,326.02
Clearing costs	13,704.76	10,659.50
Registered representative expense	12,476.00	15,035.00
TOTAL COST OF SALES	67,403.21	94,020.52
GROSS PROFIT	48,427.08	34,689.61
Overhead Expenses		
Accounting	3,264.00	4,374.60
Advertising	1,724.32	862.11
Attorney fees	774.30	1,358.31
Charitable contributions	175.00	0.00
Contracted services	14,000.00	0.00
Depreciation	1,265.00	1,021.00
Dues and subscriptions	896.00	370.00
Insurance	1,641.04	572.64
Interest expense	16.36	0.00
Internet expense	1,884.85	535.08
Licenses and permits	434.65	203.85
Maintenance	328.72	522.62
Miscellaneous	409.00	182.98
Office expense	2,065.30	698.99
Postage	2,139.25	1,333.76
Printing and reproduction	580.53	1,070.18
Rent	3,700.00	2,712.50
Small equipment	785.03	0.00
Telephone	3,627.44	3,265.16
Training and continuing education	189.37	53.75
Travel and entertainment	2,873.25	7,960.01
TOTAL OVERHEAD EXPENSES	42,773.41	27,097.54
OPERATING INCOME	5,653.67	7,592.07
Other Income		
Interest income	52.46	157.30
Capital loss	0.00	(205.80)
Other miscellaneous income	100.00	0.00
TOTAL OTHER INCOME	152.46	(48.50)
NET INCOME	$ 5,806.13	$ 7,543.57

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$100.00	$16,900.00	$(2,088.49)	$14,911.51
Net income - 2002	0.00	0.00	7,543.57	7,543.57
BALANCE AT DECEMBER 31, 2002	100.00	16,900.00	5,455.08	22,455.08
Net income - 2003	0.00	0.00	5,806.13	5,806.13
BALANCE AT DECEMBER 31, 2003	$100.00	$16,900.00	$11,261.21	$28,261.21

See accompanying notes to financial statements.

MidAmerica Financial Services, Inc.

STATEMENT OF CASH FLOWS

	Year Ended December 31 2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$5,806.13	$7,543.57
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,265.00	1,021.00
Loss on sale of securities	0.00	205.80
Change in assets and liabilities increasing (decreasing) cash flows		
Accounts receivable - registered representatives	(953.57)	(543.00)
Commissions receivable	(4,111.78)	1,069.29
Prepaid expense	240.03	(240.03)
Accounts payable	1,231.92	(3,862.59)
Commissions payable	2,923.18	(1,408.13)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,400.91	3,785.91
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of equipment	(532.00)	(1,854.12)
Purchase of investments	0.00	(980.00)
Sale of investments	0.00	774.20
Loan to MidAmerica Mortgage Center, Inc.	(4,432.11)	(3,811.90)
Increase in restricted cash	(31.19)	(45.65)
NET CASH USED BY INVESTING ACTIVITIES	(4,995.30)	(5,917.47)
CHANGE IN CASH AND CASH EQUIVALENTS	1,405.61	(2,131.56)
Cash and cash equivalents at beginning of year	1,780.37	3,911.93
CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,185.98	$1,780.37

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$16.36	$0.00

No cash was paid for taxes in 2003 or 2002.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

See accompanying notes to financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was incorporated on November 11, 1999 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives. The Company has offices of supervisory jurisdiction in Omaha, NE and Ft. Wayne, IN and 22 registered representatives in 19 states.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable and payable are booked at the time of sale. At December 31, 2003 all of the Company's commissions receivable and payable were less than 30 days old.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

The Company recognizes income for book purposes on the accrual basis of accounting and recognizes income for tax purposes on the cash basis of accounting. The following is a summary of differences between income per books and taxable income to shareholders:

	2003	2002
Income per books	$5,806.13	$7,543.57
Adjustments:		
Cash receipts of prior year receivables	2,937.27	3,463.56
Cash payments of prior year payables	(903.68)	(6,174.40)
Current year receivables	(8,002.62)	(2,937.27)
Current year payables	5,058.78	903.68
Section 179	(532.00)	(1,854.12)
Difference between book and tax depreciation	427.00	(289.00)
50% limitation on meals and entertainment	613.12	61.94
TAXABLE INCOME TO SHAREHOLDERS	$5,404.00	$ 717.96

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Cont'd

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid. Management is considered as independent contractors. The Company currently has no salaried or hourly employees.

Other Income: Other income consists of commissions received on mutual fund (12b) transactions.

Capital Gains(Losses): The Company does not ordinarily trade on its own behalf. In 2002 a customer order was posted twice by the Company and the second order was subsequently transferred to the Company's house account with their clearing company. A loss was recognized on liquidation of this security.

Advertising: Advertising costs are expensed as incurred.

NOTE B--RELATED PARTY TRANSACTIONS

MidAmerica Mortgage Center, Inc. is owned by the shareholders of MidAmerica Financial Services, Inc. At December 31, 2003 and 2002 MidAmerica Mortgage Center, Inc. was indebted to MidAmerica Financial Services, Inc. in the amount of $8,244.01 and $3,811.90, respectively. Management estimates that there is at least a 50% chance that MidAmerica Mortgage Center, Inc. will not continue to be in business and that this debt will not be repaid.

NOTE C--RESTRICTIONS ON CASH

The Company is required by its brokerage firm to maintain $10,000.00 in a house account with them. The balance in this account at December 31, 2003 and 2002 were $10,084.05 and $10,052.86, respectively. $10,000.00 of these amounts has been reported as restricted cash under other assets.

NOTE D--CONCENTRATION OF CREDIT RISK

Uninsured cash balances - the Company maintains cash balances in two money market funds. These balances are not insured.

NOTE E--LEASES

The Company shares office space with MidAmerica Mortgage Center, Inc. (Note B). In 2003 the lease was $750 per month, of which MidAmerica Financial Services, Inc. paid $400.00. Beginning in 2004 the lease will go to $600 per month and MidAmerica Financial Services, Inc. will pay the entire amount. The lease is month to month.

NOTE F--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) the value of money market funds must be reduced (haircut) by 2%.

At December 31, 2003 and 2002 these amounts were:

	2003		2002	
	Value	**Haircut**	**Value**	**Haircut**
Money Market Funds:				
Cash in bank	$ 3,185.98	$ 63.72	$ 1,780.37	$ 35.61
Brokerage account	10,084.05	201.68	10,052.86	201.05
	$13,270.03	$265.40	$11,833.23	$236.66

NOTE G--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000.00 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2003 the Company had net capital of $13,119.90. ($8,119.90 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 62.18% (0.6218). On December 31, 2002 the Company had net capital of $11,755.16. ($6,755.16 in excess of minimum required amount). The percentage of aggregate indebtedness to net capital was 7.68% (0.0768).

NOTE H--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2003 and 2002, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2003 and 2002 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1(1)

December 31, 2003

	2003	2002
NET CAPITAL		
Ownership Equity	$28,261.21	$22,455.08
Less non-allowable assets –		
Rent deposit	350.00	350.00
Prepaid expense	0.00	240.03
Receivables from non-customers	11,072.58	5,686.90
Net fixed assets	3,453.33	4,186.33
	14,875.91	10,463.26
TOTAL ALLOWABLE CAPITAL	13,385.30	11,991.82
Less Haircuts on Investments	265.40	236.66
TOTAL NET CAPITAL	13,119.90	11,755.16
MINIMUM NET CAPITAL REQUIREMENT	(5,000.00)	(5,000.00)
EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$ 8,119.90	$ 6,755.16
TOTAL AGGREGATE INDEBTEDNESS	$ 5,049.07	$ 903.68
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	62.18%	7.68%

See independent auditors' report

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

MH&C Moore, Horton & Carlson, P.C.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1820 East 20th Street,
Joplin, Missouri

In planning and performing our audits of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
January 30, 2004